Asset Management Fund

Three Canal Plaza, Ste. 100

Portland, ME 04101

(614) 416-9059 (Phone)

January 2, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Long

Re:	Asset Management Fund (the “Fund” or the “Registrant”) (File No. 811-03541)

Dear Mr. Long:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided via telephone on December 6, 2023 relating to the Fund’s June 30, 2023 annual reports (the “Annual Reports”), which were filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on September 1, 2023. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: In reviewing the AAMA Funds’ June 30, 2023 Annual Report, the staff noted that distributions of realized gains received from other investment companies held were not stated separately on the Statements of Operations for the Equity Fund or the Income Fund as required by Regulation S-X 6-07.7.

Response: Management is aware of the requirement to state separately the distributions of realized gains received from holdings of other investment companies on the Statements of Operations. During the process of producing the June 30, 2023 Annual Reports, this disclosure was reviewed and determined it was not necessary as the AAMA Equity Fund and the AAMA Income Fund did not receive any long-term realized capital gain distributions from other investment companies held during the annual report period.

2.	Comment: In reviewing the Form N-CSR filed on September 1, 2023, the staff noted that new items 4 (i) and (j) were omitted from the filing.

Item 4 (i) requires a registrant to disclose whether it is a registrant identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)), as having retained, for the preparation of the audit report on its financial statements included in the Form NCSR, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction must electronically submit to the Commission on a supplemental basis documentation that establishes that the registrant is not owned or controlled by a governmental entity in the foreign jurisdiction. The registrant must submit this documentation on or before the due date for this form. A registrant that is owned or controlled by a foreign governmental entity is not required to submit such documentation.

January 2, 2024

Item 4 (j) relates to a registrant that is a foreign issuer, as defined in 17 CFR 240.3b-4, identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)), as having retained, for the preparation of the audit report on its financial statements included in the Form N-CSR, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, for each year in which the registrant is so identified, must provide several disclosures. Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the supplemental disclosures for itself and its consolidated foreign operating entity or entities.

Response: Items 4 (i) and (j) are not applicable to the Registrant. Fund Management will acknowledge these items on the form and include them in future SEC N-CSR Filings.

* * * * *

The preceding comments have been discussed with and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments may be directed to the undersigned at (614) 284-5525.

Sincerely,

/s/ Trent Statczar
Trent Statczar

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